Exhibit 99.1

Viva Engage Post from Brian Foard to Message to Specialty Care employees

Timing: Monday, June 2, 07:10am CET / 01:10am ET

Important Notices regarding Forward Looking Statements and Additional Information for US Shareholders

Dear colleagues,

Today we signed an agreement to acquire Blueprint Medicines, a global pharmaceutical focused in systemic mastocytosis, a rare immunological disease, and other KIT-driven diseases. Headquartered in Cambridge, MA, Blueprint Medicines has ~650 employees, with the majority sitting in the US. The acquisition includes a rare immunology disease business, Ayvakit (avapritinib) in the US and Ayvakit in Europe, for advanced and indolent mastocytosis, and a promising advanced and early-stage immunology pipeline.

This deal is a strong, strategic fit, for Sanofi and for Blueprint Medicines. We share a deep commitment to the treatment of rare conditions, and immunology and inflammation. AYVAKIT is the first FDA approved therapy for systemic mastocytosis, a rare immunological disease which is characterized by the accumulation and activated aberrant mast cells in bone marrow, skin, the gastrointestinal tract, and other organs.

Like us, Blueprint Medicines believes that strong investment in R&D coupled with patient integration accelerates treatment innovation. They have a broad and compelling pipeline of investigational therapies that align with our own ambitions in Immunology.

A key component of our Take the Lead strategy is making decisions that will deliver long-term, sustainable growth that will benefit all of our stakeholders. It’s through investments like this that we’ll be able to bring more transformational medicines to patients faster.

We expect to close the transaction in Q3 2025. Until then, Blueprint Medicines and Sanofi will continue to operate independently, while integration plans are being developed. We will keep you informed of our progress.

Thank you for all that you do.

With gratitude,

Brian

IMPORTANT: Until the transaction closes, Sanofi employees should not communicate to or with Blueprint employees. All communication will occur through the integration planning team only.

SANOFI 46, avenue de la Grande-Armée, 75017 Paris - Tél.: +33 (0)1.53.77.40.00 - www.sanofi.com

Société anonyme au capital de 2 452 461 656 € - 395 030 844 R.C.S. Paris - Code APE 7010 Z - N°TVA intracommunautaire : FR 88 395 030 844